Exhibit 99.1

AirNet Announces Receipt of Deficiency Letter from Nasdaq

BEIJING, July 6, 2020 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that it received a notification letter dated July 2, 2020 (the “Deficiency Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) with the U.S. Securities and Exchange Commission.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(i), the Company has until August 31, 2020 (that is, 60 calendar days from the date of the Deficiency Letter) to submit to Nasdaq a plan (the “Compliance Plan”) to regain compliance with the Nasdaq Listing Rules. The Company intends to submit the Compliance Plan as soon as practicable.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(ii), if Nasdaq accepts the Compliance Plan, Nasdaq can grant the Company an exception until December 28, 2020 (that is, up to 180 calendar days from the extended due date of the Annual Report) to regain compliance. The Company’s independent registered public accounting firm will require additional time to conduct an audit of the Company’s financial statements for the year ended December 31, 2019. The Company intends to file the Annual Report as soon as practicable.

The Deficiency Letter has no immediate impact on the listing of the Company’s ordinary shares represented by American depositary shares on the Nasdaq Capital Market.

This announcement is made in compliance with the Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About AirNet

Incorporated in 2007 and headquartered in Beijing, China, AirNet provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with its partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit http://ir.ihangmei.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the development of the COVID-19 pandemic and its impact on the Company’s business operations. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com